Exhibit 3




RESOLUTION ADOPTED BY THE BOARD OF DIRECTORS OF AMPCO-PITTSBURGH
CORPORATION ON APRIL 24, 2001









Nominating Committee

	RESOLVED, that pursuant to Article SEVENTH of the Articles of Incorporation and Article VII of the By-laws of the Corporation, the caption and the first sentence of Article I, Section 9 of the By-laws of the Corporation be, and the same hereby are, amended to read in their entirety as follows:

		"SECTION 9.  Nominations for Directors.

	Nominations for the election of directors may be made (i) by the Board of Directors, (ii) by any nominating committee or (iii) by any shareholder entitled to vote generally in the election of directors; provided, however, that a shareholder may nominate a person for election as a director at a meeting only if timely written notice of such shareholders' intent to make such nomination has been given to the Secretary of the Corporation."